David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

March 7, 2012

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Julie F. Rizzo

Re: WNS Studios, Inc.
Registration Statement on Form S-1
Filed on February 3, 2011, as amended on January 26, 2012
File Number 333-172050

Dear Ms. Rizzo:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated February 21, 2012 (the “Comment Letter”), with reference to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

Registration Statement Cover Page

1.         It appears that you will conduct the offering on a continuous basis. Please advise why you no longer have the box for a Rule 415 offering checked on the cover page. We also note that you have included Rule 415 undertakings. Please revise for consistency or advise.

Response:  The box on the Registration Statement cover page indicating that the offering will be conducted on a continuous basis was inadvertently not checked. This was in error as the Company intends to conduct the offering on a continuous basis and the cover page of the Amendment has been revised accordingly.

Prospectus Summary, page 1

2.         We note your response to our prior comment 7 and your revised disclosure. Based on 4,500,000 shares issued and outstanding, it appears the aggregate market price of your common stock is $225,000 based on the proposed offering price of $0.05 per share. Please revise here and in your risk factors to disclose this and immediately thereafter disclose the balance of total stockholders' equity at your most recent balance sheet date.

Response: The Amendment provides that the aggregate market price of the common stock of the Company is $225,000 and the balance of the stockholders' equity as of January 31, 2012 in both in the Prospectus Summary as well as in the Risk Factor entitled "The offering price of our common stock could be higher than the market value, causing investors to sustain a loss on their investment."

3.         We note your response to our prior comment 9. Please disclose your monthly "burn rate" and the amount of time that your present capital will last at this rate and disclose your current cash balance as of the most practicable date and revise to update your cash balance on hand with any subsequent amendments. Similarly revise under "Plan of Operation," at page 20.

Response:  The Prospectus Summary and Plan of Operations in the Amendment both contain the monthly burn rate of the Company, the amount of time that its present capital will last and most current cash balance as of $960.

Corporate Background, page 1

4.         Please revise the first paragraph of this section to state that you currently do not have any relationships with or contracts in place to act as a production agent for any film or television studios. In this regard, we note your disclosure in the risk factor beginning on page 4.

Response:  The Company has revised the first paragraph of the Corporate Background section of the Amendment to provide that the Company has no agreements or contracts in place to act as a production agent for any film or television studio. This is consistent with the statement in the Risk Factor that the Company currently has no agreements to act as a production agent.

Going Concern Considerations, page 2

5.         We note your response to our prior comment 10 and reissue. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in this section.

Response:  The Going Concern Consideration in the Amendment has been revised in accordance with the comment of the Commission.

6.         Please revise the first paragraph of this section to disclose your cumulative losses from inception.

Response:  The first paragraph in the Amendment includes the amount of the Company's cumulative loss from inception through January 31, 2011.

7.         We note your disclosure in the third paragraph of this section that you are attempting to address the lack of liquidity by raising additional funds either in the form of debt, equity or both. Please advise as to whether you have any current plans to raise funds or are currently raising funds in the form of any debt or equity.

Response:  The Amendment has been revised to provide that the Company is not currently raising funds and has no current plans to raise funds.

Risk Factors, page 4

8.         Please add a risk factor to discuss Mr. Gross's conflict of interests, if any, as your sole officer and director and a significant shareholder of P&G Holdings LLC.

Response:  The Company does not believe that there is any conflict of interest between Mr. Gross's role as a sole officer and director of the Company and his position with P&G Holdings. If there is any real or perceived conflict of interest, such conflict will be disclosed.

Risk Factors Relating to Our Company, page 4

We have no track record, page 5

9.         We note that you no longer have an agreement with Watermark Studios. Please revise your disclosure in this risk factor relating to "marketing movies produced by Watermark Studios."

Response:  The Risk Factor in the Amendment has been revised in accordance with the comments of the Commission.

Our continued operations depend on current production appetites, page 5

10.  We note your response to our prior comment 16. Please provide the basis for your belief that the "production industry is in a favorable position because the demand for quality entertainment worldwide is reaching record levels." Alternatively, please revise this risk factor to remove this disclosure.

Response:  The Company has revised the Risk Factor to provide that management cannot predict the demand for films.

If we are unable to obtain additional funding, page 7

11.       We note your disclosure in this risk factor that you anticipate requiring a minimum of $55,000 to fund your planned activities for the next twelve months and will need no less than $30,000 even if you do not commence operations. This disclosure conflicts with your disclosure in the Use of Proceeds section on page 2 that you estimate needing no less than $55,000 for the next twelve months even if you do not commence operations and the chart and your disclosure on pages 20 and 21 of the Management's Discussion and Analysis of Financial Condition and Results of Operations section which anticipates that you will require $59,300 over the next 12 months and no less than $24,120 if you do not commence operations. Please revise for consistency or advise.

Response:  The Amendment clarifies that the Company anticipates requiring a minimum of $59,300 for the next twelve months. The disclosure in the Use of Proceeds and in the MD&A section is consistent.

Determination of Offering Price, page 12

12.       We note your response to our prior comment 21. Please advise as to why the selling shareholders will sell their shares of common stock at a fixed price of $0.05 for the duration of the offering when you have disclosure elsewhere in the filing that suggests you intend to seek a quotation of the common stock on the OTC Bulletin Board. Please also advise as to the expected duration of the offering.

Response:  The selling shareholders will be offering their shares at a fixed price of $0.05 per share for the duration of the offering, which is anticipated to be no more than nine months. The offer and sale by the selling shareholders is independent of the Company seeking to obtain a quotation of the common stock on the OTC Bulletin Board. The Amendment has been revised accordingly.

Description of Business, page 18

13.      We note your response to our prior comment 23 and reissue. Your description of business section should include information about your principal products or services, your distribution methods, and your competitive position and conditions. In addition, please revise to explain how you plan to generate revenue. Please refer to Item 101(h) of Regulation S-K.

Response:  The description of the business section in the Amendment has been revised in accordance with the comments of the Commission.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operation, page 20

14.       We note your response to our prior comment 28 and reissue. Please revise significantly to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step. In addition, briefly describe your anticipated advertising and marketing efforts.

Response:  The Amendment has been revised accordingly.

15.       We note your response to our prior comment 29. Please revise for consistency your disclosure on pages 20 and 21 with respect to your legal and accounting fees with your disclosure in the Expenses of Issuance and Distribution on page 25 or advise. Please also revise to discuss your liquidity needs on a long-term basis.

Response:  The Amendment has been revised accordingly.

16.       We note your disclosure on page 18 that you have terminated your agreement with Shmuel's Hatzlacha Consulting, Inc. In light of the termination of your consulting agreement, please briefly describe your anticipated consulting fee expenses.

Response:  Since the Company terminated the consulting agreement with Shmuel's Hatzlacha Consulting and has no current consulting arrangement with any third party, there are no consulting fees payable.

Results of Operations, page 21

Total operating expenses, page 21

17.       We note your disclosure that your consulting and professional fees increased "primarily to fees incurred with reporting as public company." Because you are not a reporting company yet, please revise your disclosure to explain the reason for the increase in the consulting and professional fees.

Response:  The Company revised the Amendment to provide the reason for the increase in the consulting and professional fees.

LLiquidity and Capital Resources, page 21

18.       We note your disclosure that you are indebted to P&G Holdings LLC in the amount of $26,595. Please revise to disclose when you incurred this debt and how these funds were used.

Response:  The Company has revised the Amendment in accordance with the comments of the Commission.

19.       We note your disclosure in the second paragraph of this section that you currently have "no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources." This disclosure appears  to contradict your disclosure on page 2 that you have "the ability to borrow up to $126,275 from P&G Holdings LLC." Please advise or revise your disclosure for consistency.

20.  Response:  The Company has revised the Amendment to provide that other than its ability to borrow from P&G, the Company has no arrangements or understandings to obtain funds.

Directors. Executive Officers. Promoters and Control Persons, page 22

20.       We note your response to our prior comment 30 and reissue in part. Please discuss specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e) of Regulation S-K.

Response:  The Company has revised the Amendment in accordance with the comments of the Commission.

Note 10: Exclusive Agreement, page F-10

21.       We note your response and revised disclosure related to our prior comments, 34 and 35. We note you describe Watermark Studios, Inc. as a film and television studio on pages F- 6 and F-10. On page 18, you state that you served as Watermark's exclusive sales and distribution agent. On page 5, you continue to refer to the likelihood that you will be successful in marketing movies produced by Watermark Studios. However, it is our understanding that this studio has never physically existed. Please advise if our understanding is not correct. Otherwise, given the termination of your contract and the lack of physical existence of the studio, we believe you should revise your filing throughout to eliminate all references to Watermark.

Response:  The Company has revised the Amendment in accordance with the comments of the Commission.
Part II

Recent Sales of Unregistered Securities, page II-2

22.      We note your response to our prior comment 37. Please revise for consistency your disclosure in the third sentence of the last full paragraph on page 13 with your disclosure in the first sentence of the second full paragraph of this section

Response:  The Company has revised the Amendment in accordance with the comments of the Commission.

23.       We note that Mr. Lustig is no longer your President and director. Please revise this section for consistency.

Response:  The Company has revised the Amendment to provide that Mr. Lustig is no longer the President and director of the Company.

Undertakings, pages II-4

24.       We note your response to our prior comment 39 and reissue in part. The undertakings in section (4) and (6) are identical. Please revise to delete one of the sections or advise. In addition, please revise the undertaking that appears in the last paragraph on page II-5 to match the language set forth in Item 512(h) of Regulation S-K.

Response:  The Company has deleted the undertakings in section (6) and revised the understanding in the last paragraph on page II-5 to match the language in Item 512(h) of Regulation S-K.

Exhibit 5.1

25.       We note your response to our prior comment 42 and reissue in part Please advise as to what matters in the registration statement and exhibits counsel has relied upon.

Response: Counsel to the Company has relied upon statements of the Company regarding its business as well as the Articles, Bylaws and the Promissory Note filed as exhibits.

26.       Please revise the fourth paragraph of the opinion to delete the first sentence. Refer to Section II.B.3.b. of Staff Legal Bulletin No. 19 dated October 14,2011.

Response: Counsel to the Company has deleted the first sentence of the opinion filed as Exhibit 5.1.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
cc: Moses Gross	David Lubin